EXHIBIT 99.1

Osisko Announces the Voting Results from Its Annual and Special Meeting of Shareholders

MONTREAL, May 08, 2025 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) announces that it has completed its name change to “OR Royalties Inc.” and “Redevances OR Inc.” in French following receipt of shareholder approval at the annual and special meeting of shareholders held earlier today.

The Corporation’s common shares will commence trading under the new name on the New York Stock Exchange and the Toronto Stock Exchange at the start of trading on May 13, 2025. Further to the name change, the new CUSIP number for the Corporation’s common shares will be 68390D106, effective May 13, 2025. The ticker symbol for the Corporation’s common shares will remain unchanged as “OR” on both the TSX and NYSE.

The Corporation also announces that each of the eight (8) nominees listed in the management information circular filed on April 8, 2025 with regulatory authorities were elected as directors of the Corporation. There were 155,758,846 common shares present or represented at the meeting or 83.29% of the 187,007,157 common shares issued and outstanding on March 21, 2025, being the record date for the meeting.

Election of Directors

Based on the proxies received by the Corporation and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No1 Name of Nominees	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Jason Attew	147,301,337	99.65	511,714	0.35
Edie Hofmeister	146,515,073	99.12	1,297,978	0.88
W. Murray John	144,570,794	97.81	3,242,257	2.19
Pierre Labbé	142,400,867	96.34	5,412,184	3.66
Wendy Louie	147,248,217	99.62	564,834	0.38
Norman MacDonald	137,018,995	92.70	10,794,056	7.30
Candace MacGibbon	146,775,203	99.30	1,037,848	0.70
David Smith	145,161,598	98.21	2,651,453	1.79

Appointment and Remuneration of Auditor

Based on the proxies received by the Corporation and the votes on a show of hands, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Appointment and Remuneration of Auditor	153,193,465	98.35	2,565,381	1.65

Approval of the unallocated rights and entitlements under the Deferred Share Unit Plan

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve the unallocated rights and entitlements under the Deferred Share Unit Plan, the results on this matter were as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Ordinary Resolution to approve the unallocated rights and entitlements under the Deferred Share Unit Plan	144,628,797	97.85	3,184,253	2.15

Adoption of a special resolution approving the amendment to the Articles of the Corporation to change its name to “OR Royalties Inc. / Redevances OR Inc.”

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of a special resolution to approve the amendment to the Articles of the Corporation to change its name to “OR Royalties Inc. / Redevances OR Inc.”, the results on this matter were as follows:

RESOLUTION No4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Special Resolution to approve the amendment to the Articles of the Corporation to change its name to “OR Royalties Inc. / Redevances OR Inc.”	154,983,958	99.50	774,886	0.50

Advisory Resolution on Executive Compensation

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results on this matter were as follows:

RESOLUTION No5	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Advisory Resolution on Executive Compensation	143,933,031	97.38	3,880,017	2.62

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 195 royalties, streams and precious metal offtakes, including 21 producing assets. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com